LAUNCH ONE ACQUISITION CORP.

180 Grand Avenue, Suite 1530

Oakland, CA 94612

July 9, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, DC 20549

Attention:	Kibum Park
Pam Long
Wilson Lee
William Demarest

Re:	Launch One Acquisition Corp.
Registration Statement on Form S-1
Filed June 13, 2024, as amended
File No. 333-280188

Mr. Park :

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Launch One Acquisition Corp. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. ET on Thursday, July 11, 2024, or as soon as thereafter practicable.

Very truly yours,

/s/ Chris Ehrlich
Chris Ehrlich
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP